1 / 4 FERROVIAL SE ANNOUNCES A SECOND INTERIM SCRIP DIVIDEND Amsterdam, 28 October 2024 – Ferrovial SE ("Ferrovial", Ticker: "FER") declares an interim scrip dividend of in aggregate EUR 330 million, payable in cash or shares at the election of Ferrovial's shareholders, against Ferrovial's reserves. The dividend per Ferrovial share will be determined based on the number of the shares outstanding on the relevant ex-dividend date and will be announced on 7 November 2024. Ferrovial shares will trade ex-dividend as of 6 November 2024 (the "European Ex-Dividend Date") on the Madrid, Barcelona, Bilbao and Valencia stock exchanges (the "Spanish Stock Exchanges") and Euronext Amsterdam, a regulated market of Euronext Amsterdam N.V. ("Euronext Amsterdam"), and as of 7 November 2024 (the "US Ex-Dividend Date") on Nasdaq’s Global Select Market (“Nasdaq”). In compliance with applicable listing requirements, the dividend record date will be 7 November 2024. The number of existing Ferrovial shares entitled to one new Ferrovial share (the "Ratio") will be determined based on the volume weighted average price of all traded Ferrovial shares on the Spanish Stock Exchanges on 20, 21 and 22 November 2024. Ferrovial will calculate the Ratio such that the gross EUR value of dividend in shares will be approximately equal to the gross dividend in cash. The Ratio and the number of new Ferrovial shares to be issued in connection with the scrip dividend will be announced on 11 December 2024. Ferrovial shareholders are given the opportunity to indicate their election between cash and new Ferrovial shares, as of 8 November 2024 until: (1) 22 November 2024 (5:30 pm Central European Time, "CET"), in relation to Ferrovial shares held through a custodian as a participant in (i) Nederlands Centraal Instituut voor Giraal Effectenverkeer B.V. ("Euroclear Nederland"), or (ii) Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A. Unipersonal ("Iberclear"); and (2) 22 November 2024 (5:00 pm Eastern Time, "ET"), in relation to Ferrovial shares held through a custodian as a participant in The Depository Trust Company ("DTC"), or as a holder of shares in registered form directly on the share register of Ferrovial ("Registered Form"). If no election is made during the relevant election period, an election for a dividend in shares will be deemed to have been made and the dividend will consequently be paid in shares.

2 / 4 Distributions in cash, including settlement of share fractions in cash, where applicable, will be made in EUR, other than to Ferrovial shareholders who hold their shares (i) through custodians as participants directly in DTC, or (ii) in Registered Form, who will be paid in USD at the USD/EUR rate as per the BFIX: Bloomberg FX Fixings Frankfurt 2:00 pm fixing of 22 November 2024. Dividends in cash, where applicable, are in principle subject to 15% Dutch dividend withholding tax, which will be deducted from the cash amount to be paid. Dividends in the form of new Ferrovial shares, which will be paid up from Ferrovial's reserves, are in principle subject to Dutch dividend withholding tax, but only in respect of the nominal value of such new shares (which value amounts to EUR 0.01 per share). Ferrovial will bear the Dutch dividend withholding tax in respect of such dividends in the form of Ferrovial shares, which will amount to 17.65% on EUR 0.01 per scrip share. If you are entitled to an exemption from Dutch dividend withholding tax on the cash dividend, please contact your bank or broker to receive the full distribution on the dividend payment date as set out below. In addition, local tax withholding may be applicable depending on the tax residency of the shareholders. Additional information about the tax consequences of the scrip dividend can be found at www.ferrovial.com/en/ir-shareholders/share-information/shareholder- remuneration/flexible-dividend/. Ferrovial shareholders are advised to consult their tax advisors regarding these tax consequences in any relevant jurisdictions, including whether they may be entitled to an exemption from Dutch dividend withholding tax or can credit such tax. Newly issued Ferrovial shares will rank pari passu in all respects with Ferrovial's existing shares. The following timetable applies: 6 November 2024 : European Ex-Dividend Date 7 November 2024 : US Ex-Dividend Date 7 November 2024 : Dividend record date 7 November 2024 : Announcement of the cash dividend per Ferrovial share 8 November 2024 (9:00 am CET) – 22 November 2024 (5:30 pm CET) : Election period in relation to Ferrovial shares held through a custodian as a participant in Euroclear Nederland or Iberclear

3 / 4 8 November 2024 (9:00 am ET) – 22 November 2024 (5:00 pm ET) : Election period in relation to Ferrovial shares held through a custodian as a participant in DTC or a holder of shares in Registered Form 11 December 2024 : Announcement of Ratio and the number of new Ferrovial shares to be issued From 13 December 2024 : Dividend payment date in cash and delivery of new Ferrovial shares If relevant changes to the timetable are made, they will be announced to the market. Election facilities will be made available via the bank or broker where Ferrovial shares are administered at the start of trading on 8 November 2024. Ferrovial shareholders are requested to indicate their choice within the election period set forth above, through their bank or broker, or directly as may be appropriate, to: (1) ING Bank N.V., if you are a holder of shares through a custodian that is a participant in Euroclear Nederland or Iberclear; (2) DTC, if you are a holder of shares through a custodian that is a participant in DTC; and (3) Computershare Trust Company, N.A., in accordance with the election form issued, if you are a holder of shares in Registered Form. Banks and brokers may process the dividend in the default option as agreed upon in their contractual arrangements with Ferrovial shareholders or may set an earlier deadline for the receipt of election instructions from their clients to those detailed above. Ferrovial shareholders should contact their bank or broker to check their default option and timings. Payment of the cash dividend and delivery of new shares, with settlement of fractions in cash, if required, will take place from 13 December 2024 onwards on the basis of share entitlements on the dividend record date. Settlement in cash of fractions, if required, will take place based on the volume weighted average price of all traded Ferrovial shares on the Spanish Stock Exchanges on 20, 21 and 22 November 2024. This document is made available by publication on Ferrovial's website and is the document referred to in article 1 paragraph 4 sub h and article 1 paragraph 5 sub g of the EU Prospectus Regulation (2017/1129). The new Ferrovial shares to be issued as share dividend will be offered and admitted to trading on the Spanish Stock Exchanges, Euronext Amsterdam and Nasdaq without a prospectus. More information on the rights attached to Ferrovial shares can be found at www.ferrovial.com/en/ir-shareholders/corporate-governance/rules-of-

4 / 4 organization/ and more information about Ferrovial can be found at www.ferrovial.com/en/ir-shareholders/. Forward-looking statements This announcement contains forward-looking statements, which include statements with respect to the Company’s interim scrip dividend, including the expected main milestones of the scrip dividend process. Forward-looking statements are typically identified by words or phrases, such as “about,” “believe,” “expect,” “plan,” “goal,” “target,” “strategy,” and similar expressions or future or conditional verbs such as “may,” “will,” “should,” “would,” and “could.” Forward-looking statements are based on current estimates or expectations of future events and are subject to risks and uncertainties and actual expectations could differ materially from those indicated by these statements. The forward-looking statements included in this announcement are made and based on information available at the time of the release, and the Company assumes no obligation to update any forward-looking statement. The information, opinions, and forward-looking statements contained in this announcement are made and based on information available at the time of the release, speak only as at its date and are subject to change without notice. The Company assumes no obligation to update any forward-looking statement. About Ferrovial Ferrovial, a leading global infrastructure operator, is committed to developing sustainable solutions. The company operates in more than 15 countries and has a workforce of over 24,000 worldwide. Ferrovial is triple listed on the Dutch and Spanish Stock Exchanges and on Nasdaq and is a member of Spain’s blue-chip IBEX 35 index. It is part of the Dow Jones Sustainability Index and FTSE4Good, and all its operations are conducted in compliance with the principles of the UN Global Compact, which the company adopted in 2002.